

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2012

<u>Via E-mail</u>
David W. Williams
Chairman, President and Chief Executive Officer
Noble Corporation
Dorfstrasse 19A, Baar, Switzerland 6340

      Re: **Noble Corporation**
            Preliminary Proxy Statement
            Filed March 2, 2012
            File No. 0-53604

Dear Mr. Williams:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director

cc: <u>Via E-mail</u>
        Hillary H. Holmes
        Baker Botts L.L.P.